SECURITIES AND EXCHANGE COMMISSION,

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

WESTERN DIGITAL TECHNOLOGIES, INC.
WESTERN DIGITAL CORPORATION

(Name of Subject Company (Issuer))

WESTERN DIGITAL CORPORATION
WESTERN DIGITAL TECHNOLOGIES, INC.

(Name of Filing Persons (Offeror))

Zero Coupon Convertible Subordinated Debentures due 2018

(Title of Class of Securities)

958102AF2 and 958102AH8

(CUSIP Numbers of Class of Securities)

Raymond M. Bukaty
WESTERN DIGITAL CORPORATION
20511 Lake Forest Drive,
Lake Forest, California 92630
(949) 672-7000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

Copies to:

John M. Williams
Gibson, Dunn & Crutcher LLP
4 Park Plaza
Irvine, California 92614
(949) 451-3800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$73,954,697.08	$6,803.83

*	Calculated solely for purposes of determining the filing fee. The purchase price of the Zero Coupon Convertible Subordinated Debentures due 2018, as described herein, is $459.64 per $1,000 principal amount at maturity outstanding. As of January 15, 2003, there was $160,897,000 in aggregate principal amount at maturity outstanding, resulting in an aggregate maximum purchase price of $73,954,697.08.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $92 for each $1,000,000 of the value of the transaction.

[x]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$6,803.83	Filing Party:	Western Digital Technologies, Inc.
			Western Digital Corporation

Form or Registration No.:	Schedule TO-I File No. 005-78683	Date Filed:	January 17, 2003

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes to designate any transactions to which this statement relates:

[ ] third party tender offer subject to Rule 14d-1	[ ] going-private transaction subject to Rule 13e-3
[x] issuer tender offer subject to Rule 13e-4	[ ] amendment to Schedule 13D under Rule 13d-2

     Check the following box if the filing is a final amendment reporting the results of the tender offer. [x]

Introductory Statement

     This Final Amendment to the Tender Offer Statement on Schedule TO-I of Western Digital Corporation, a Delaware corporation (“Western Digital”), and Western Digital Technologies, Inc., a Delaware corporation and a wholly owned subsidiary of Western Digital (the “Company”), originally filed on January 17, 2003 (the “Schedule TO-I”), reports the final results of the Company’s offer to purchase the Zero Coupon Convertible Subordinated Debentures due 2018 issued by the Company on February 18, 1998 (the “Debentures”), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Company Notice to Holders of the Debentures, dated January 17, 2003 (the “Company Notice”) and the related offer materials filed as Exhibits (a)(1)(A) through (d)(2) to this Schedule TO-I (which Company Notice and offer materials, as amended or supplemented from time to time, collectively constitute the “Option”). The Debentures were issued pursuant to an Indenture, dated February 18, 1998, by and between the Company and U.S. Bank, N.A., as successor to State Street Bank and Trust Company of California, N.A. (the “Trustee”), and amended by the First Supplemental Indenture, dated as of April 6, 2001, among the Company, Western Digital and the Trustee (the “Indenture”).

     The Option expired at 5:00 p.m., New York City time, on Tuesday, February 18, 2003. Pursuant to the terms of the Option, $160,342,000 in aggregate principal amount at maturity of Debentures were validly surrendered and not withdrawn prior to the expiration of the Option. After the purchase pursuant to the Option, Debentures with $555,000 in aggregate principal amount at maturity will remain outstanding. The Company has accepted for purchase all of the Debentures validly surrendered and not withdrawn. Payment for the Debentures accepted for purchase was made to the Trustee on Wednesday, February 19, 2003. On February 19, 2003, Western Digital issued a press release announcing the final results of the Option. A copy of this press release is filed as Exhibit (a)(5)(B) to the Schedule TO-I and is incorporated herein by reference.

Item 12. Exhibits

     Item 12 of the Schedule TO-I is hereby amended and supplemented to include the following Exhibit:

               (a)(5)(B) Press Release issued by Western Digital Corporation on February 19, 2003.

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTERN DIGITAL CORPORATION WESTERN DIGITAL TECHNOLOGIES, INC.

By:	/s/ Steven M. Slavin

Name: Title:	Steven M. Slavin Vice President, Taxes and Treasurer

Dated: February 19, 2003

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EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Company Notice to Holders of Western Digital Technologies, Inc. Zero Coupon Convertible Subordinated Debentures Due 2018, dated January 17, 2003. *

(a)(1)(B)	Form of Purchase Notice of Western Digital Technologies, Inc. Zero Coupon Convertible Subordinated Debentures due 2018. *

(a)(1)(C)	Form of Notice of Withdrawal of Western Digital Technologies, Inc. Zero Coupon Convertible Subordinated Debentures due 2018. *

(a)(1)(D)	Form of Notice of Guaranteed Delivery of Western Digital Technologies, Inc. Zero Coupon Convertible Subordinated Debentures due 2018. *

(a)(1)(E)	Substitute Form W-9. *

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9. *

(a)(5)	Press Release issued by Western Digital Technologies, Inc. and Western Digital Corporation on January 17, 2003.*

(a)(5)(B)	Press Release issued by Western Digital Corporation on February 19, 2003.

(b)	Not applicable.

(d)(1)	Indenture, dated as of February 18, 1998 by and between Western Digital Technologies, Inc. (formerly Western Digital Corporation) and U.S. Bank, N.A., as successor to State Street Bank and Trust Company of California, N.A., incorporated by reference to Western Digital’s Form S-3 (File No. 333-52463) as filed with the Securities and Exchange Commission on May 12, 1998.

(d)(2)	First Supplemental Indenture, dated as of April 6, 2001 by and among Western Digital Technologies, Inc., Western Digital Corporation and U.S. Bank, N.A., as successor to State Street Bank and Trust Company of California, N.A., incorporated by reference to Western Digital’s Form 8-K filed with the Securities and Exchange Commission on April 6, 2001.

(g)	Not applicable.

(h)	Not applicable.

•	Previously filed as an exhibit to the Schedule TO-I filed on January 17, 2003.

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